Mail Stop 3561

								May 26, 2006

Mr. Gary A. Simanson, President and CEO
Community Bankers Acquisition Corp.
717 King Street
Alexandria, Virginia 22314

      Re:	Community Bankers Acquisition Corp.
		Amendment No. 8 to Registration Statement on
Form S-1
		Filed May 23, 2006
      File No. 333-124240

Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure throughout your registration statement that the initial liquidation price for shareholders will be $7.52 per share of common stock, or 94% of the IPO price. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that officers will be able to satisfy their indemnification obligations, as is also disclosed.




2. Please disclose all steps the company has taken to confirm that officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

Summary

3. We note the disclosure on page 6 and elsewhere that the company will proceed with a business combination "only if holders of a majority of the shares of common stock sold in this offering voted at the meeting to approve the business combination vote in favor of the business combination and stockholders owning less than 20% of the shares sold in this offering both vote against the business combination and exercise their conversion rights." In the case where stockholders vote against the business combination and exercise their conversion rights, please clearly disclose whether such stockholders would be able to convert their shares if either a majority vote against the business combination or more than 20% of the shares sold in the offering vote against the business combination and exercise their conversion rights resulting in the failure of the business combination.

4. We note the statement on page 8 that "[w]e will only pay the costs of our liquidation and dissolution from our remaining assets outside of the trust fund." Please disclose how the company would fund the dissolution if there are insufficient funds outside of the trust fund to pay the dissolution costs at the time of dissolution. It may be helpful to include a discussion how the company would pay for other liabilities at the time of dissolution if there are in sufficient funds outside of the trust. Please revise the use of proceeds section accordingly.

Proposed Business, page 36

Liquidation if no business combination, page 41

5. Please describe in more detail the procedures in dissolving the company pursuant to Section 281(b) of the Delaware General
Corporation Law.

Financial Statements

Note 1 - Organization, Business Operations, page F-7

6. Please disclose your fiscal year-end.





Note 3 - Proposed Public Offering, page F-9

7. Refer to comment 7 of our previous letter. Your disclosure on page F-10 refers to the "volatility calculation using the monthly weighted average of the daily closing prices for the five year period ended April 30, 2006." Please tell us how the monthly weighted average calculation was done.

8. Please explain why you believe the "monthly weighted average of the daily closing prices" is more appropriate than using volatilities calculated using the daily historical stock closing prices for each representative constituent for the five year period through the balance sheet date or other date to the extent of the companies` operating histories. Refer to paragraph A22 of SFAS 123R.

9. Please clarify the term and interval of the volatility in the schedule listing the representative companies.

      * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Kathleen Cerveny, Esq.
	Fax: (202) 452-0930
Gary Simanson
Community Bankers Acquisition Corp.
May 26, 2006
Page 1